UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
 London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces the Results of its 2023 Annual General Meeting of Shareholders

NEW YORK--(BUSINESS WIRE)--May 26, 2023--VTEX (NYSE: VTEX) the global enterprise digital commerce platform for premier brands and retailers, announced today that the following matters were approved in its annual general meeting of shareholders (“AGM”) held on May 26, 2023:

1. the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2022; and

2. the ratification of the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2023.

42.836.880 Class A shares and 103.658.245 Class B shares were represented at the AGM, in person or by proxy, which indicates 93.69% of the voting power of our share capital was represented.

AGM Results

The detailed results of the AGM were as follows:

1. Ratification and Approval of Financial Statements and the Auditor’s Report for the fiscal year ended December 31, 2022.

FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
1.079.318.915	99,991%	6.700	0,001%	93.715	0,009%

2. Ratification of the Appointment of PriceWaterHouseCoopers Auditores Independentes Ltda. as the Independent Registered Public Accounting Firm of the Company for the fiscal year ending December 31, 2023.

FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
1.079.323.331	99,991%	2.043	0,000%	93.956	0,009%

Final voting results on all matters voted on at the AGM will be filed on VTEX’s profile on EDGAR at www.sec.gov.

About VTEX

VTEX (NYSE: VTEX) is the global enterprise digital commerce platform where brands and retailers run their world of commerce. VTEX puts its customers’ businesses on a fast path to growth with a complete commerce, marketplace, and OMS solution. It helps global companies build, manage and deliver native and advanced B2B, B2C, and marketplace commerce experiences with unprecedented time to market and without complexity.

As a leader in digital commerce platforms, VTEX is trusted by more than 2,600 customers, including Carrefour, Colgate, Motorola, Sony, Stanley Black & Decker and Whirlpool, having over 3,400 active online stores across 38 countries (as of FY ended on December 31, 2022). For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

Contacts

Julia Vater Fernández
Investor Relations Director
investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2023

VTEX

By:	/s/ Ricardo Camatta Sodre
Name:	Ricardo Camatta Sodre
Title:	Chief Financial Officer